UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70258

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICE Securities Execution & Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas, 8th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr Blvd Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Thomasson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICE Securities Execution & Clearing, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Principal Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICE SECURITIES EXECUTION & CLEARING, LLC
Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2025

With Report of Independent Registered Public Accounting Firm

ICE Securities Execution & Clearing, LLC

December 31, 2025

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Condition	3-8



Ernst & Young LLP
55 Ivan Allen Jr. Blvd.
Atlanta, GA 30308

Tel: +1 404 874 8300
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of ICE Securities Execution & Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICE Securities Execution & Clearing, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
February 27, 2026

1

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2025
($ in thousands)

Assets

Cash and cash equivalents	$	52,264
Cash segregated under federal and other regulations		3,000
Receivables from brokers or dealers, clearing organizations, and customers		47,629
Receivables from affiliates		162
Capitalized software, net		3,522
Other assets		7,020
Total assets	$	113,597

Liabilities and Member's Equity

Liabilities		
Payables to brokers or dealers, clearing organizations, and customers	$	19,290
Payables to affiliates		362
Other liabilities		4,772
Total liabilities		24,424
Member's equity		89,173
Total liabilities and member's equity	$	113,597

The accompanying notes are an integral part of this statement of financial condition.

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
Year Ended December 31, 2025
($ in thousands)

1. Organization and Nature of Operations

ICE Securities Execution & Clearing, LLC (the "Company" or "ISEC"), a Delaware limited liability company, is a wholly-owned subsidiary of ICE ETF Hub, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears transactions, through fully-disclosed clearing agreements, on behalf of ICE Bonds Securities Corporation ("IBSC"), Creditex Brokerage LLP, and ICE Markets Limited, which are wholly-owned subsidiaries of ICE. No transactions were cleared for Creditex Brokerage LLP nor ICE Markets Limited in 2025.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying Statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of financial condition. Actual results could differ from these estimates.

Unless otherwise indicated, the terms "we," "us," "our," or "our company," in this report refer to ICE Securities Execution & Clearing, LLC.

Cash and Cash Equivalents
We consider all short-term, highly liquid investments with maturities of three months or less at the time of purchase that are not segregated and deposited for regulatory purposes to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash Segregated Under Federal or Other Regulations
The Company is subject to Rule 15c3-3 under the Exchange Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers. Included in cash segregated under federal and other regulations at December 31, 2025 was $2,000 segregated in a special reserve account for the exclusive benefit of customers and $1,000 in a special reserve account for the exclusive benefit of brokers and dealers. The amounts recognized as cash segregated under federal and other regulations approximate fair value.

Receivables from/Payables to Brokers or Dealers, Clearing Organizations, & Customers
Receivables from and payables to brokers or dealers, clearing organizations, and customers primarily represent amounts due for securities failed to deliver or failed to receive and

($ in thousands)

deposits with clearing organizations. The receivables are reported at their outstanding principal balance.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, primarily impacts the Company's receivables from customers, broker-dealers and clearing organizations. A portion of the Company's trades and contracts are cleared through a clearing organization and are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company during this short period of time.

Financial Instruments

The carrying amounts of receivables, other assets, payables, and other short-term assets and liabilities approximate their fair values based on their short-term nature, excluding the equity investment in DTCC. We did not use Level 2 or 3 inputs to determine the fair value of assets or liabilities measured at fair value on a recurring or non-recurring basis during 2025.

Capitalized Software

The Company capitalizes costs related to software it develops or obtains for internal use. The costs capitalized include both internal and external direct and incremental costs. General and administrative costs related to developing or obtaining such software are expensed as incurred. Development costs incurred during the preliminary or maintenance project stages are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software. Amortization begins when the software becomes ready for its intended use.

The Company also capitalizes the costs related to licenses acquired for internal use software and records the unpaid license fees related to the intangible asset in other liabilities. At December 31, 2025 there were $3,522 in unpaid license fees included in other liabilities.

In September 2025, the Financial Accounting Standards Board, or FASB, issued ASU No. ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, effective for our annual period beginning after December 15, 2027. We are in the process of assessing the period in which we will adopt this ASU and the transition method. We do not expect adoption of this ASU to have a material impact on our Statement of financial condition.

Other Assets

Included within Other assets on the Statement of financial condition is a $6,849 equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise

significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis. During the year ended December 31, 2025, the Company recognized no impairments or other downward adjustments and no upward adjustments related to this investment.

Revenue Recognition

The Company earns clearing revenue related to clearing trades on behalf of affiliates IBSC, ICE Markets Limited, and Creditex Brokerage LLP. All clearing revenues are considered to be revenues from contracts with customers. The clearing services represent a single performance obligation that is generally satisfied on a settlement date basis or a short period of time thereafter. The related accounts receivable balances are recorded in the Statement of financial condition as receivables from affiliate. Payment is typically received the month after the trades are cleared. The Company does not have obligations for warranties, returns or refunds to customers.

Clearance, brokerage and other transaction expenses are accounted for when incurred.

Income Taxes

The Company and its Parent are single member LLCs of ICE. They are treated as disregarded entities for income tax purposes and are therefore treated as divisions of ICE. As such, the Company is not subject to entity-level federal, state or local income tax. All revenues, expenses, gains and losses of the Company are included in the consolidated tax returns of ICE. The Company has adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes*, which specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. The Company does not allocate the consolidated amount of current and deferred tax expense of ICE to itself.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2025, as such lease commitments reside with related affiliates.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters would have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
Year Ended December 31, 2025
($ in thousands)

4. Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2025 consist of the following:

Assets

Securities failed to deliver- customers	$ 3,680
Securities failed to deliver- brokers or dealers	19,541
Deposits with clearing organizations	24,408
Total receivables from brokers or dealers, clearing organizations, and customers	47,629

Liabilities

Securities failed to receive- customers	4,281
Securities failed to receive- brokers or dealers	15,009
Total payables to brokers or dealers, clearing organizations, and customers	19,290

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers or dealers for the contract value of securities that have not been delivered or received on settlement date. Fails to deliver and fails to receive open at December 31, 2025, which remain unsettled as of February 26, 2026, are not material to the Company's Statement of financial condition.

5. Related Party Transactions

The Company performs clearing services on behalf of affiliates.Throughout the year the Company incurs licensing costs from an affiliate for accessing fixed income pricing and rent expense from its affiliates for office space by personnel.

The Company has Services Agreements with affiliates including ICE and Creditex Group, Inc. ("CGI"), whereby certain support services are provided by the affiliates. The Services Agreements provide for allocation framework for certain administrative expenses that reflect the Company's proportionate share of these costs. These operating costs include facilities and occupancy costs, information technology and communications, and other administrative support costs, including personnel.

The Services Agreements provide for the Company's expenses and liquidity needs to be met by ICE without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed personnel and the Company is dependent on its affiliates providing the services in order for the Company to carry out its operations.

At December 31, 2025, the Company owed $362 to ICE and its subsidiaries related to these Services Agreements, included in due to affiliates in the accompanying Statement of financial condition. Payment of these related party balances by the Company is due at least annually

ICE Securities Execution & Clearing, LLC
Notes to the Statement of Financial Condition
Year Ended December 31, 2025
($ in thousands)

under the Services Agreements and no interest is charged on the balance. Payments of $7,269 were made to affiliates during the year ended December 31, 2025.

At December 31, 2025, the Company had $162 in balances reported as due from affiliates in the accompanying Statement of financial condition. Payments of $14,747 were received from affiliates during the year ended December 31, 2025.

On August 15, 2019, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICE (the "Lender"). The Lender has committed $55,000 of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Interest is payable at current rates at the advance date. The Lender may accelerate the payment date with six months notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears at a rate of 0.125%.

On December 21, 2021, the Company amended the Agreement with the Lender. Credit under the Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

There was no outstanding loan balance at December 31, 2025. The Company drew down $30,000 from the Agreement on June 30, 2025 to facilitate settlement of trading activity. The $30,000 drawdown was repaid on July 2, 2025.

6. Capitalized Software

Capitalized software consisted of the following:

	As of December 31, 2025	Depreciation Period (years)
Software	$ 1,337	3 - 5
Software license	4,568	5
Less accumulated depreciation and amortization	(2,383)	
Capitalized software, net	$ 3,522	

7. Concentration

The Company's cash and cash equivalents and cash segregated under federal and other regulations are held at two U.S. financial institutions, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer

($ in thousands)

transactions pursuant to SEC Rule 15c3-3. As of December 31, 2025, the Company's net capital of $77,205 was $76,955 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company is subject to the Rule 15c3-3, which requires the Company to maintain a "special reserve bank account for the exclusive benefit of customers" and a "special reserve bank account for the exclusive benefit of brokers and dealers" and at all times maintain funds or qualified securities computed in accordance with a formula set forth in the rule. As of December 31, 2025, the Company's customer account reserve requirement was $0 and the proprietary securities account of a broker or dealer ("PAB") account reserve requirement was $0. Total deposits in the customer reserve bank account and PAB reserve bank account were $2,000 and $1,000, respectively.

9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is clearance and settlement of transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM does not review total assets.

10. Subsequent Events

The Company has evaluated subsequent events through February 26, 2026, which is the date the Statement of financial condition was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying Statement of financial condition.